UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

[ X ]	Merger

[	]	Liquidation

[	]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[	]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: WM TRUST II (the “Fund”)

3.	Securities and Exchange Commission File No. 811-05775

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ]	Initial Application	[ X	]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1201 Third Avenue, 8th Floor

Seattle, WA 98101

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Ernie Gillum

Principal Management Corporation

711 High Street

Des Moines, IA 50392

(515) 246-7372

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

Ernie Gillum

Principal Management Corporation

711 High Street

Des Moines, IA 50392

(515) 246-7372

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[ X ]	Management company;

[	]	Unit investment trust; or

[	]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ X ]	Open-end	[	]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Massachusetts

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

WM Advisors, Inc.

1201 Third Avenue, 8th Floor

Seattle, WA 98101

Capital Guardian Trust Company

333 South Hope Street, 55th Floor

Los Angeles, CA 90071

ClearBridge Advisors LLC

300 First Stamford Place, 2nd Floor

Stamford, CT 06902

Columbia Management Advisors, Inc.

100 Federal Street

Boston, MA 02110

Delaware Management Company

2005 Market Street

Philadelphia, PA 19103

Janus Capital Management LLC

151 Detroit Street

Denver, CO 80206

Oberweis Asset Management, Inc.

3333 Warrenville Road, Suite 500

Lisle, IL 60532

OppenheimerFunds, Inc.

Two World Financial Center

225 Liberty Street

New York, NY 10281

Russell Implementation Services, Inc.

909 A Street

Tacoma, WA 98402

Salomon Brothers Asset Management, Inc.

399 Park Avenue

New York, NY 10022

Van Kampen Asset Management

522 Park Avenue

New York, NY 10036

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

WM Funds Distributor, Inc.

1201 Third Avenue, 8th Floor

Seattle, WA 98101

13.	If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es):	Not applicable.

(b) Trustee's name(s) and address(es):	Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[	] Yes	[ X ] No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ] Yes	[	] No

If Yes, state the date on which the board vote took place:

August 11, 2006.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ X ]	Yes	[	]	No

If Yes, state the date on which the shareholder vote took place:

December 15, 2006 as to each series of the Fund other than the California Municipal Fund and the California Insured Intermediate Municipal Fund, for which the shareholder votes took place on December 27, 2006.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ X ]	Yes	[	]	No

(a)	If Yes, list the date(s) on which the fund made those distributions:

January 12, 2007.

(b)	Were the distributions made on the basis of net assets?

[ X ]	Yes	[	]	No

(c)	Were the distributions made pro rata based on share ownership?

[ X ]	Yes	[	]	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[	]	Yes	[	]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:
Has the fund issued senior securities?

[	]	Yes	[	]	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[ X ]	Yes	[	]	No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[	]	Yes	[ X ]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

[	]	Yes	[ X ]	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[	]	Yes	[	]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[	]	Yes	[ X ]	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: Approximately $78,000.

(ii)	Accounting expenses: Approximately $4,300.

(iii)	Other expenses (list and identify separately):

Proxy solicitation expenses: Approximately $3,600,000.

Trading costs: $3,346,300.

(iv)	Total expenses (sum of lines (i)-(iii) above): Approximately $7,028,600.

(b)	How were those expenses allocated?

The expenses of the merger (other than trading costs associated with disposing of any portfolio securities that would not be compatible with the investment objectives and strategies of the acquiring fund and reinvesting the proceeds in securities that would be compatible, which were borne by the relevant fund) were allocated to New American Capital, Inc. and Principal Management Corporation.

(c)	Who paid those expenses?

New American Capital, Inc. and Principal Management Corporation paid the expenses related to the merger. New American Capital, Inc. was the immediate parent company of WM Advisors, Inc., the applicant's investment advisor. Principal Management Corporation is the acquiring fund's investment advisor.

(d)	How did the fund pay for unamortized expenses (if any)?

Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[	]	Yes	[ X ]	No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[	X ]	Yes	[	]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

On February 28, 2007, a putative class action complaint was filed in United States District Court for the Southern District of California, naming the Fund as one of the defendants. The suit alleges that Washington Mutual improperly disclosed incentive programs and revenue sharing arrangements related to the sale of shares of the WM Group of Funds within its bank system between March 1, 2004 and March 1, 2005. The defendants filed a motion to dismiss the complaint which was granted without prejudice on January 17, 2008.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[	]	Yes	[ X ]	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

Target Funds	Corresponding Survivor Funds
(each a series of WM Trust II):	(each a series of Principal Investors Fund, Inc.):
California Insured Intermediate Municipal Fund	California Insured Intermediate Municipal Fund
California Municipal Fund	California Municipal Fund
Growth Fund	LargeCap Growth Fund
International Growth Fund	Diversified International Fund
Short Term Income Fund	Short-Term Income Fund
Small Cap Growth Fund	SmallCap Growth Fund

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-07572.

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File no. 333-137477; Form N-14; filed September 20, 2006.

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of WM Trust II, (ii) he is the Secretary of WM Trust II, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ John T. West John T. West Secretary